AVANTAIR, INC.
4311 GENERAL HOWARD DRIVE
CLEARWATER, FLORIDA  33762

VIA EDGAR TRANSMISSION

January 25, 2010

Ms. Michelle Lacko
United States Securities and
Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:
Avantair, Inc.
Registration Statement on Form S-1
Filed November 17, 2009
File No. 333-163152

Form 10-K for Fiscal Year Ended June 30, 2009
Filed September 28, 2009
File No. 000-51115

Form 10-Q for Fiscal Quarter Ended September 30, 2009
Filed November 16, 2009
File No. 000-51115

Form 8-K dated November 16, 2009
Filed November 18, 2009
File No. 000-51115

Dear Ms. Lacko:

This letter is submitted on behalf of Avantair, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated December 15, 2009, to Jamie Knox and Douglas Rappaport, outside legal counsel to the Company.  The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter.  For your convenience, your comments have been reproduced in italics below, together with the responses.  Capitalized terms used and not defined herein have the meanings given to such terms in the filings to which such responses apply.

Registration Statement

General

1.
Please provide us with legal analysis explaining why the fractional ownership interests in your planes should not be considered to be securities within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934.  You should also explain why offers or sales of the fractional ownership interests are permissible without registration under the Securities Act of 1933 and why you should not be considered a broker-dealer.

The definition of “security” under the Securities Act of 1933 includes, among other things, an “investment contract,” which is the relevant concept for evaluation of the fractional interests sold by Avantair.  In Securities and Exchange Commission v. W. J. Howey Co., 328 U.S. 293 (1946) (“Howey”), the Supreme Court defined an “investment contract” to mean a contract, transaction or scheme that involves [1] an investment of money in [2] a common enterprise [3] with profits to come solely from the efforts of others.  While there have been some minor modifications to this concept (e.g., “solely” has been modified in some cases to mean “predominately” to avoid circumvention of the rule), the Howey test still remains the primary rule for determining an “investment contract.”

While the purchase of a fractional interest involves an investment of money in a common enterprise, the first two prongs of the Howey test, the fractional interests in Avantair’s planes do not possess most of the characteristics of a security.  Fractional owners do not derive income from their ownership, do not have a right to receive dividends or interest and ownership of a fractional interest does not confer voting rights.

Most critically for purposes of the Howey test, ownership of a fractional interest does not involve an expectation of profits—the key to the third prong of the Howey test.  An ownership interest in an aircraft is an interest in a wasting asset.  Aircraft, including the aircraft fractionalized by Avantair, decline in value as they age.  As a result, fractional owners have no expectation of recouping the amount paid upfront for their fractional interest upon a sale if their fractional interests.

Avantair’s promotional materials and sales methods are consistent with the view that the fractional interests are not securities.  Those materials emphasize the convenience, comfort and other usage characteristics of the aircraft which a fractional owner can enjoy.  To the extent that Avantair’s promotional materials address economic factors they focus on the relative affordability of Avantair’s fractional ownership program, compared to other fractional aircraft operators, not any expectation of or opportunity for profit or appreciation in value.  As the Supreme Court has noted, “when a purchaser is motivated by a desire to use or consume the item purchased… the securities laws do not apply.”  United Housing Found., Inc. v. Forman, 421 U.S. 837, 852-53 (1975).  This analysis applies equally to the motivations of the purchasers of Avantair’s fractional interests.

As a result of the above factors, Avantair does not believe that the fractional interest in the Company’s aircraft constitute “securities” for purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934.  Because the fractional interests are not securities, no registration under the Securities Act of 1933 is required in connection with the sale of fractional interests by the Company and the Company should not be considered a broker-dealer.

2.	Please revise your Form S-1 to take into account our comments issued on your Form 10-K for the year ended June 30, 2009.

The Staff’s comments are noted. The Company has revised its Form S-1 filing to reflect the Staff’s prior comments.

Prospectus

Outside Front Cover Page

3.	Please indicate the market price of your securities as of the latest practicable date here and on page 15 under the heading “Price Range of Securities and Dividends.”

The Staff’s comments are noted. The Company has indicated its current market price of its securities on the outside front cover of the Prospectus and under the heading “Price Range of Securities and Dividends”.

4.
Disclose the number of shares of common stock that you are registering by warrantholders upon the exercise of warrants.  Refer to footnotes (27) and (28) of your “Selling Stockholders” table on page 45.  Revise the “Registration Statement Fee Table,” as applicable.

The Staff’s comments are noted. The Company has indicated the number of shares of common stock that it is registering for warrantholders on the outside front cover of the Prospectus.

5.	Please revise the first paragraph to say “sale” rather than “resale” and revise throughout the document accordingly.

The Staff’s comments are noted. The Company has revised the outside front cover page of the Prospectus (and in all other areas as applicable) to say “sale” rather than “resale.”

Outside Back Cover Page

6.	Please advise dealers of their prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

The Staff’s comments are noted. The Company has included the applicable information on the outside back cover page of the Prospectus.

Summary, page 1

7.
Please include a paragraph to disclose your assets, revenues and income/loss for the most recent audited period and interim stub.  Also disclose that you have incurred losses from inception and may never generate profits.

The Staff’s comments are noted. The Company has revised its Summary on page 1 to include disclosure of its assets, revenues, and income/loss for its most recent audited period and interim period. The Company has also included a disclosure of its losses incurred since inception and that it may never generate profits.

8.
Refer to the third-to-last paragraph on page 1.  Revise to disclose the name of the member of LW Air who received 2,373,260 warrants, the member’s relationship with LW Air and whether the contract was negotiated at arms-length.  Provide quantitative information regarding the amount of deposits that will be returned to the company for the four planes and the value of the eight-year management agreement so investors can assess the benefits of the transaction.  Similarly revise your disclosure in the Business section.

The Staff’s comments are noted.  The Company has revised the applicable disclosures to provide the information requested in the Staff’s comment.

9.
Refer to the last sentence on page 1.  Please revise to disclose the amount of capital on hand as of the most recent date practicable and the approximated month you will exhaust your funds assuming you are unable to augment such funds and there is no change in present trends.  Revise throughout your filing for consistency.

The Staff’s comments are noted.  The Company has revised the applicable paragraph (and in all other areas as applicable) to disclose the amount of capital on hand as of the most recent practicable date and that assuming there is no change in sales and expense trends experienced since the fourth quarter of fiscal 2009 it will not exhaust these funds in the foreseeable future.

Recent Developments, page 2

10.
Reference is made to the issuance to a third party of 455,887 fully vested warrants to purchase shares of the company’s common stock at an exercise price of $1.05 per share in consideration for services rendered relating to the company’s June, September and October 2009 private placements.  Please tell us and revise your filing to disclose in the notes to the consolidated financial statements how the warrants will be valued and accounted for within your financial statements.

The Staff’s comments are noted.  The warrants were issued pursuant to an engagement letter between the Company and the placement agent in connection with the Company’s June, September and October 2009 private placements.  The warrants will be charged to additional paid-in capital at their value, when determined, as they are a cost of the equity transaction.  Valuation of the warrants will be completed in connection with the preparation of the Company’s financial statements for the quarter ended December 31, 2009.  The Company has revised the notes to the consolidated financial statements to include this disclosure.

11.	Refer to the third-to-last paragraph on page 2. Please identify the third party and its affiliates who received 455,887 fully vested warrants and briefly describe the services rendered.

The Staff’s comments are noted.  The Company has revised the applicable disclosure to identify the recipients of the warrants, as well as the services rendered.

12.
Refer to the last sentence of the last paragraph on page 2.  Provide disclosure regarding the “certain conditions” that must be satisfied prior to December 31, 2009 to avoid forfeiture of one quarter of the warrants.

The Staff’s comments are noted.  The Company supplementally advises that the “certain conditions” referred to was that LW Air take delivery of a fourth Piaggio Avanti II aircraft on or before December 31, 2009.  This aircraft was delivered and the warrants are no longer subject to partial forfeiture; as a result, the Company has removed the references to the partial forfeiture from its disclosure.  Each aircraft taken by LW Air entitled Mr. Weil to 25% of the warrants.  On December 15, 2009, LW Air took delivery of the fourth Piaggio Avanti II aircraft and as such, has satisfied the conditions for the vesting of all the warrants.

Industry Overview, page 3

13.	Provide support for your statements in the first paragraph under this heading or revise to clarify that such statements are based solely upon your belief. Similarly revise your disclosure on page 24.

The Staff’s comments are noted. The Company has revised its Industry Overview (and in all other areas as applicable) to clarify that such statements are based solely on the Company’s belief.

14.
Please reconcile your disclosure in the second sentence of the second-to-last paragraph on page 3 that according to AvData, five companies have 10.0% or more of the total market for fractional aircraft with your disclosure that Flight Options, FlexJet, CitationShares have a combined market share of approximately 25.0%.  Revise throughout your filing for consistency.

The Staff’s comments are noted. The Company has revised its disclosure in its Industry Overview (and in all other areas as applicable) of the percentage of combined market share based upon its reconciliation of industry data.  The Company notes that the combined market share should be stated as 35.0% rather than the previously stated amount of 25.0%.

15.
Refer to the last sentence on page 3.  Describe any future plans for purchasing aircraft of a different type than Piaggio or delete your reference to the company’s flexibility since Avantair, like some of its competitors, operates one aircraft type exclusively.

The Staff’s comments are noted.  The Company has revised the disclosure to remove the reference to “giving it greater flexibility” in the applicable sentence.

Risk Factors, page 7

16.
Create a new risk factor to disclose the recent decline in the fractional share sales industry and how it has affected your business operations.  We note that you have fractional aircraft shares available for sale as of November 12, 2009.

The Staff’s comments are noted.  The Company has added new risk factor disclosure to disclose the recent decline in the fractional share sales industry.

Avantair Has Been Unable To Receive A Listing Of Its Securities On NASDAQ, page 7

17.
Refer to the disclosure in the last paragraph regarding the consummation of a reverse stock split.  Revise to clearly provide the reasons for the reverse stock split and clarify that you cannot provide assurance that a reverse stock split will increase the trading price of your common stock.

The Staff’s comments are noted.  The Company has added disclosure to the risk factor regarding the reasons for the reverse stock split and the Company’s inability to ensure an increase in the trading price of the Company’s common stock.

Avantair Has A History of Losses And May Not Be Able To Generate, page 8

18.
Please confirm to us that your independent auditor has not expressed substantial doubt about your ability to continue as a going concern.  If so, please revise your disclosure here, and in the forefront of the Summary section, to clarify that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern and file such report.  Revise your disclosure throughout your filing for consistency.

The Company confirms that our independent auditor has not expressed substantial doubt about our ability to continue as a going concern.

Avantair’s Management Systems And Personnel, page 8

19.
Refer to the second-to-last sentence of the last paragraph on page 8.  Please clarify whether you are referring to the requirements under Section 404 of the Sarbanes-Oxley Act of 2002.  If not, please revise this risk factor, or add a risk factor, to discuss the disclosure and accounting controls that the company is required to comply with under the Sarbanes-Oxley Act.

The Staff’s comments are noted.  The Company has clarified that the securities laws referred to in the second to last sentence of the applicable paragraph refers to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Avantair’s Dependence On Piaggio Avanti Aircraft Manufacturers Poses A Significant Risk To Its Business Prospects, page 9

20.
Revise to describe the perceived risks associated with the company’s business strategy of operating only one type of aircraft.  Explain why you are limited to the use of Piaggio Avanti aircrafts and disclose whether you have faced production delays.

The Staff’s comments are noted.  The Company has clarified the disclosure to include risks associated with the Company’s strategy to operate one type of aircraft.  However, the Company notes that it is not limited to the use of one aircraft type; instead that strategy is, in the Company’s opinion, the best current strategy available to the Company.

Under the existing contract with Piaggio, the Company has not faced any production delays and the Company does not believe production delays are a significant risk to the Company; as a result no risk factor language regarding production delays has been added.

Avantair’s Dependence On The Importation Of Foreign Aircraft, page 9

21.
Disclose the name of the country of manufacture of the company’s aircrafts and narrowly tailor your disclosure to briefly describe the statutory and regulatory requirements that must be complied with for exportation from the subject manufacturer’s countries of operations and importation of the aircrafts into the United States.

The Staff’s comments are noted.  The Company has revised the disclosure to state that the aircraft are manufactured in Italy by Piaggio Aero Industries S.p.A. and that Piaggio America, Inc. ensures compliance with the statutory and regulatory requirements for the importation of the aircraft into the United States prior to the Company taking delivery of the aircraft in the United States.

Restriction On Foreign Ownership And Possible Required Divestiture, page 10

22.
Revise to discuss how the company will decide whether to establish a redemption price based on the average closing price, the price at which the non-citizen acquired the stock, or at a price equal to the fair market value.  Disclose whether a stockholder may challenge such determination.  Disclose the formula the Board will use to calculate the fair market value of the stock.

The Staff’s comments are noted.  The Company has revised the risk factor to clarify the price at which a non-citizen’s stock may be redeemed, and to note that the Board of Directors has not set a formula for determining fair market value.

Avantair’s Business Is Subject To Extensive Government Regulation, page 11

23.
We note your disclosure on page 30 that Avantair is subject to extensive environmental regulations, both domestically and internationally.  Please revise this risk factor, or create a new risk factor, to discuss the risks associated with complying with these regulations.

The Staff’s comments are noted.  The Company has revised the risk factor to include risks associated with complying with environmental regulations, both domestically and internationally.

Avantair May Not Be Able To Obtain Acceptable Customer Contracts, page 11

24.
We note that while you have fractional aircraft shares available for sale, you intend to “substantially expand [your] fleet of airplanes.” Revise the risk factor heading and risk factor to better explain the risk of expanding your operations during an economic recession with an existing inventory.

The Staff’s comments are noted.  The Company has revised the heading and risk factor discussion to include risks associated with expansion of our operations during an economic recession while having an existing inventory of unsold fractional aircraft shares.

Avantair’s Business Could Be Adversely Affected By A Failure To Attract, page 12

25.
Please confirm that your pilots are not governed by collective bargaining agreements or other employment agreements.  If so, please revise the risk factor to disclose the inherent risks behind renewing such agreements.  As applicable, describe the material terms of such agreements elsewhere in the prospectus.

The Company confirms that its pilots are not governed by collective bargaining agreements or other employment agreements.

Avantair’s Business Is Affected By Many Changing Economic Conditions, page 12

26.
We note that the fractional ownership share industry has suffered a decline due to the current economic recession.  Revise to quantity the decline and the estimated amount of losses that you have faced due to the current economic recession.

The Staff’s comments are noted.  The Company advises supplementally that it does not believe it has suffered any losses as a result of the current economic recession and, as a result of the Company’s value proposition, the Company has been able to gain market share.  The Company has experienced a shift in its sales mix from fractional shares to time cards over the course of the economic recession, and disclosure has been added to the risk factors to reflect the potential risks to the Company of this shift in sales mix.

The Operation of Aircraft is Dependent On The Price and Availability of Fuel, page 12

27.	Please revise this risk factor to discuss the recent historically high prices of fuel for aircraft and the affect on the company’s operating expenses.

The Staff’s comments are noted.  The Company has added additional disclosure to the risk factors regarding its exposure to changes in fuel prices.  The Company advises supplementally that the Company does not bear exposure to fuel price risk with respect to flight operations for fractional owners; as a result, the Company’s exposure to high fuel prices may be less significant than for other companies in the aviation industry.

Risks Related to This Offering, page 12

28.	Please provide a risk factor subcaption describing the first risk factor under this heading relating to the volatility of the trading price of the company’s stock.

The Staff’s comments are noted. The Company has revised its disclosure to include the requested sub-caption.

The Concentration of Avantair’s Capital Stock Ownership with Insiders Will Likely Limit Your Ability to Influence Corporate Matters, page 13

29.
Revise the risk factor subcaption heading to disclose the percentage of your common stock that is owned by “insiders.” Also define your use of the term “insider” here or in an appropriate place in the prospectus.

The Staff’s comments are noted. The Company has revised its disclosure to define “insiders” and disclose the percentage of its common stock owned by its “insiders” under the heading “Risks Related to This Offering”.

Use of Proceeds, page 14

30.	Please quantify the maximum proceeds you could receive if all warrants held by selling stockholders were exercised. Revise the disclosure throughout the prospectus accordingly.

The Staff’s comments are noted. The Company has revised its disclosure under the heading “Use of Proceeds” to include the maximum proceeds it could receive if all of the warrants held by the selling stockholders were exercised.

Price Range of Securities and Dividends, page 15

31.	Please set forth the approximate number of holders of each class of your common equity as of the latest practicable date.

The Staff’s comments are noted. The Company has revised its disclosure under the “Price Range of Securities and Dividends” heading to set forth the approximate number of holders of each class of common equity as of the latest practicable date.

Management’s Discussion and Analysis, page 16
Results of Operations, page 17
Fiscal year ended June 30, 2009 compared to the fiscal year ended June 30, 2008, page 18

32.
We note that your discussion regarding operating expenses and interest and other income on page 19 is the same from your Form 10-K for the fiscal year ended June 30, 2009.  However, as a result of your reclassification of the gain on sale of assets from other income to operating expenses, the amounts included in your narrative discussion no longer agree to the amounts presented on the face of your statements of operations.  Please revise your discussion to reflect the reclassification accordingly.

The Staff’s comments are noted.  The Company has revised the narrative discussion regarding operating expenses and interest and other income to reflect the reclassification of the gain on sale of assets from other income to operating expenses.

Business, page 24

33.
Refer to the fifth paragraph on page 24.  Briefly describe the rights of the company to defer a portion of its aircraft deliveries from Piaggio, including notice requirements, limits on the number or timing of such deferments and any penalties.  Disclose how often the company has exercised this option.

The Staff’s comments are noted.  The Company believes that certain of the details of our contractual relationship with Piaggio, including, but not limited to, the details of our rights to defer aircraft deliveries, constitutes competitively sensitive information, as it is a significant component of our cost structure, and therefore, the Company declines to provide such disclosure. However, please note that the Company provides information regarding actual aircraft deliveries and remaining contractual purchase commitments in its periodic filings.

34.	Refer to the fiscal year 2009 unit sales table on page 24. Please revise to disclose the amount of revenues generated for your products by category.

The Staff’s comments are noted.  However, the Company respectfully advises the Staff that revenue is not recognized on the sale of its units at the time of their sale. Regarding new fractional shares sold, as discussed under Management’s Discussion and Analysis, Significant Accounting Policies, when a customer purchases a fractional share, the customer is also required to enter into a five-year management and maintenance agreement. Fractional aircraft sale revenue is amortized over the five-year term of the management and maintenance agreement.  Regarding flight hour card sales, the Company defers the entire amount paid for flight hour cards and recognizes revenue on an incremental basis as aircraft hours are flown. Regarding Axis Club membership sales, Axis Club Membership fees are collected in advance, deferred and recognized over the three year membership term. As such, the unit sale by category table was not revised as revenue recognized in a given period is not related to that period’s unit sale activity, and therefore management believes that the added disclosure would be misleading to the reader.

35.
Please revise the third paragraph on page 25 to disclose information which is specific to the company, including the average passenger capacity of your planes, the average range of nautical miles and the range of list prices of the types of aircraft in your fleet.

The Staff’s comments are noted.  The Company has revised the applicable paragraph to disclose information requested with respect to the Company’s aircraft.

36.
Please revise the last paragraph on page 25 to provide quantitative information regarding the amount of deposits and progress payments paid by the company as of the most recent practicable date and the amount for which the company is contractually obligated that is currently outstanding.  We note that as of November 12, 2009 you had contractual commitments to purchase 53 additional Piaggio Avanti aircrafts.

The Staff’s comments are noted.  The Company has revised the applicable paragraph to disclose the amount of deposits paid by the Company as of the most recent practicable date and the amount for which the Company is contractually obligated for future aircraft deliveries.

37.
Provide support for you statement in the first paragraph on page 26 that due to the efficiency of the Avanti and the way Avantair calculates its management fee, Avantair’s surcharges tend to be less than those charged by its competitors, and for your statement on page 28 that the pricing structure afforded by utilizing Piaggio Avanti allows Avantair to attract a customer desiring quality at a lower price point.  Alternatively, revise these statements to indicate that they are based solely upon your belief.

The Staff’s comments are noted. The Company has revised its Business Overview (and in all other areas as applicable) to clarify that such statements are based solely on the Company’s belief.

38.
We note that each fractional share owner owns an “undivided interest” in the related aircraft.  Please revise to describe any assignment or transfer rights that a fractional share owner may have in relation to ownership of a fractional share.

The Staff’s comments are noted. The Company has revised its disclosure to describe the assignment and transfer rights of a fractional share owner.

39.	Remove marketing language such as “very attractive” to describe your aircraft.

The Staff’s comments are noted. The Company has revised its Business Overview and removed the referenced language.

Compensation Discussion And Analysis, page 35

40.
We note your disclosure in the second paragraph on page 36 that the compensation committee reviews surveys of executive compensation paid by peer companies in the fractional aircraft industry, as well as companies in other industries, in connection with the establishment of cash and equity compensation.  Please advise us whether benchmarking is material to your compensation policies and decisions.  If so, please list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you.

The Staff’s comments are noted. The Compensation Committee did review a survey of executive compensation that was prepared by a qualified third party compensation consultant.  The research included companies of similar size and stage of development operating in the overall aviation industry, rather than the fractional aircraft industry.  The Company has revised the applicable disclosure to indicate the peer group companies utilized.

Annual Incentive Compensation, page 36

41.
We note your disclosure that discretionary annual bonuses are linked to the achievement of corporate goals and milestones.  Please disclose whether you have established performance measures that must be achieved in order for your executive officers to earn annual incentive compensation and, if so, disclose the targets and the targets actually achieved for fiscal year ended 2009.  If no such targets have been established, please discuss the subjective criteria you use to determine bonus amounts.

The Staff’s comments are noted. The Compensation Committee has revised the applicable disclosure to indicate the performance measures for annual bonuses.

Summary Compensation Table, page 40

42.
Please disclose all assumptions made in the valuation of stock awards reported in the Summary Compensation Table, either in a footnote or by a reference in a footnote to a discussion of those assumptions in a specific part of your financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis.  Refer to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

The Staff’s comments are noted. The Company has revised its Summary Compensation Table to include a footnote disclosing the assumptions made in the valuation of stock awards reported in accordance with Item 402(n)(2)(v) and (vi) of Regulation S-K.

43.
Please revise footnote 2 to explain why Mr., Santo received an additional $140,000 performance bonus in fiscal year 2009 relating to his performance in fiscal year 2008.  Advise us whether the relevant performance measure was satisfied during fiscal year ended 2008.

The Staff’s comments are noted.  The Company has revised footnote 2 of the Summary Compensation Table to disclose that the relevant performance measures were met by Mr. Santo in fiscal 2008 and the $140,000 partial performance bonus was related to fiscal year 2008.  The partial bonus was voluntarily deferred by Mr. Santo until the following year.

Selling Stockholders, page 44

44.	Revise the first paragraph under this heading to provide the date the information was provided to the company by, or on behalf of, the selling stockholders relating to their share ownership.

The Staff’s comments are noted. The Company has revised its disclosure to provide the date the information was provided to the Company by, or on behalf of, the selling stockholders relating to their share ownership.

45.	Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities.

The Staff’s comments are noted. The Company has revised its disclosure to identify (within the respective footnotes) the individual(s) who have voting and dispositive power with respect to the shares being offered for sale by all legal entities.

46.
Please revise to describe how each selling stockholder obtained their shares.  Additionally, ensure that all agreements defining the rights of the security holders between a selling security holder and you are filed as exhibits to the registration statement See paragraphs (b)(4) and (b)(10) of Item 601 of Regulation S-K.

The Staff’s comments are noted. The Company has revised its disclosure to clarify that all of the selling stockholders obtained their shares in the June, September and October 2009 private placements or, with respect to the warrantholders, in connection with services rendered in connection with such private placements.

47.
In your table, please revise to clearly indicate the relationship, if any, the selling stockholder has had within the past three years with you or any of your affiliates.  Refer to Item 507 of Regulation S-K.

The Staff’s comments are noted. The Company has revised its disclosure to clearly indicate any such relationships.

48.
Please identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers.  Additionally, tell us if the broker-dealer received the securities as underwriting compensation.  Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

The Staff’s comments are noted. The Company has revised its disclosure to clearly indicate those selling stockholders who are broker-dealers.

Related Party Transactions, page 50

49.
Please revise to provide all information regarding related party transactions for the last two fiscal years.  Provide the name(s) of each related person, the approximate dollar value involved in the transaction and the approximate dollar value of the amount of the related person’s interest in the transaction.  Refer to Item 404 of Regulation S-K.

The Staff’s comments are noted.  The Company has disclosed for each of the related party transactions disclosed under Related Party Transactions the names of each related person and the approximate dollar value involved in the transactions and the approximate dollar value of the amount of the related parties interest in the transactions for the last two fiscal years pursuant to the requirements of Item 404 of Regulation S-K.

50.
We note your disclosure throughout your filing that you issued 2,373,260 warrants to a member of LW Air in a transaction in which the company transferred its purchase rights to four aircraft to LW Air and entered into an eight-year management agreement.  Revise to disclose the name of the member of LW Air and consider whether the transaction is a related party transaction.  Revise accordingly.

The Staff’s comments are noted.  The Company has revised its disclosures throughout the document to indicate that Lorne Weil is the member of LW Air to whom warrants were granted and that the Company considers this a related party transaction.

Registration Rights, page 53

51.
Provide quantitative information regarding the number of shares which must be registered pursuant to the registration rights agreement between the founders and owners of the majority of the shares of the company’s common stock prior to its initial public offering.

The Staff’s comments are noted.  The Company advises supplementally that the Company’s obligations under that registration rights agreement were previously satisfied.  As a result, the Company has removed the disclosure.

Condensed consolidated financial statements for the three months ended September 30, 2002

Note 5 - Subsequent Events, page F-15

52.
We note that in connection with the October 2009 Securities Purchase and Exchange Agreement, the company exchanged 817,200 outstanding warrants for an aggregate 516,127 shares of the company’s common stock.  Please tell us and revise your filing to disclose whether any consideration was exchanged for the common stock and if not, please explain why and how the exchange of warrants for shares of common stock will be accounted for within your financial statements.

The Company has revised Note 5 – Subsequent Events to disclose that there was no additional consideration paid for the exchange of 817,200 warrants for 516,127 shares of the Company's common stock.  Subsequent to the closing of the September private placement, the terms of the offer were modified from the price of $2.50 per unit in the first and second tranches to conform with the price in the October private placement of $0.95 per common share.  The exchange represents the equivalent number of shares necessary to cause the per share price paid in the June and September private placements to equal the price per share in the October private placement.  The exchange will be recorded as an adjustment to paid-in capital and common stock for its par value.

Part II.  Information Not Required In Prospectus, page II-1

Item 15.  Recent Sales of Unregistered Securities, page II-1

53.
Please provide the nature and aggregate amount of consideration received in exchange for the 6,684,822 shares of common stock and indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, along with the facts relied upon to make the exemption available.  Refer to Item 701 of Regulation S-K.  Update your disclosure regarding whether certain milestones were achieved prior to February 23, 2009 in relation to the possible issuance of 4,774,873 shares of common stock to the Old Avantair stockholders.

The Staff’s comments are noted.  As described in Item 15, the 6,684,822 shares of common stock were issued to the stockholders of Old Avantair in exchange for all of the outstanding stock of Old Avantair in connection with the merger transaction consummated on February 22, 2007.  The merger transaction is described in greater detail in Note 1 to the Company’s annual financial statements.  The Company has revised the disclosure to identify the exemption from registration claimed and the facts relied upon to make the exemption available.  The Company has also revised the disclosure to clarify that the milestones were not achieved prior to February 23, 2009 and that the additional shares were not issued.

54.
We note your disclosure that you have engaged in several other private placement transactions, and issued warrants in consideration for services rendered in connection with these private placements.  Please fully provide the disclosure here regarding the recent sales of unregistered securities as required under Item 701 of Regulation S-K.

The Staff’s comments are noted.  The Company has revised the disclosure to include the information required under Item 701 of Regulation S-K.

Item 16.  Exhibits, page II-3

55.
Please file any material agreements as exhibits to your next amendment, including the sale and leaseback agreement dated August 11, 2006 between the company and JMMS, LLC, the purchase contract for 53 additional Piaggio Avanti II aircraft, your agreement with LW Air LLC and your various financing commitments.  Refer to Item 601(b)(10) of Regulation S-K.

The Staff’s comments are noted.  The Company has disclosed any material agreements which are not subject to an application for confidential treatment as exhibits pursuant to the requirements of Item 601(b)(10) of Regulation S-K.  As disclosed under “Recent Developments” in the Prospectus Summary, as of December 14, 2009 the agreement between the Company and JMMS was terminated.  As a result, the JMMS Agreement has not been filed as an exhibit.

Annual Report on Form 10-K for the fiscal year ended June 30, 2009

Consolidated Financial Statements, page F-l
Notes to Consolidated Financial Statements, page F-10

Note_7 - Commitments and Contingencies, page F-l8
Purchase Commitment, page F-l9

56.
We note your response to our prior comment six and require additional information, Please tell us how the acquisition by EAS affected your accounting for Share 100, a formerly wholly owned subsidiary.  Your disclosure indicates that EAS now owns the Class A shares and the company owns the Class B shares.  Please tell us how the sale of the Class A share impacted your ownership of Share 100 and tell us whether you still consolidate Share 100 after the sale of the Class A share.  We may have further comment upon receipt of your response.

Share 100 Holdings LLC (Share 100) was formed for the sole purpose of transferring Avantair's rights and deposits in connection with an aircraft purchase contract with Embraer.  The formation of Share 100 and the sale of the Class A Shares to EAS occurred substantially simultaneously.  Upon the sale of Class A Shares to EAS, the Company recovered the value of the deposits transferred to Share 100.  Share 100 does not have any operating activities and exists solely to hold the rights to acquire certain aircraft from Embraer.  Avantair’s investment in Share 100 was initially and continues to be accounted for using the cost method of accounting for investments.

Note 8 - Capital Lease Transactions, page 19

57.
We note your response to our prior comment number seven.  Please tell us how the liability for 100 hours for flight time per year totaling $871,000 is being liquidated as flight hours occur.  Specifically, provide us with the journal entries used to record the initial liability and the subsequent liquidation as flight hours occur within your financial statement and revise your footnote in future filings to disclose your accounting treatment for the additional consideration of 100 hours of flight time per year to Midsouth.

The Staff's comments are noted and the Company has revised the capital lease footnote to disclose the accounting for the additional consideration in the form of hours.  The $871,000 amount represents the net present value of 100 hours per year of flight time over a 5 year period.  As the hours were given in lieu of cash as additional consideration for the sale/leaseback agreement related to an aircraft, the net present value of these hours was added to the lease obligation to arrive at the fair value of the leased asset, which is being depreciated over the estimated useful life of 7 years.

The asset and obligation were recorded at the fair value of the leased property, as follows:

Dr. Capital lease asset	$5,826,088
Cr. Capital lease obligation	$4,954,528
Cr. Deferred card liability	$871,560

The accounting for the lease will be as follows:

To record monthly lease payment:
Dr.           Capital lease obligation
Dr.           Interest expense
Cr.           Cash

To record monthly depreciation of asset:
Dr.           Depreciation expense
Cr.           Accumulated depreciation

To accrete the card liability up to its full value:
Dr.           Interest expense
Cr.           Deferred card liability

As hours are used by the lessor:
Dr.           Deferred card liability
Cr.           Flight operations

The Company tracks all flight activity in accordance with FAA regulations and accumulates hours flown by passenger within the Company's flight operations software.  Management considered the accounting for the cards as hours are used and determined that certain incremental costs are incurred in connection with each flight hour (i.e. fuel, landing fees, etc).  As such, the credit generated from amortization of the deferred card liability should be recorded to flight operations to offset any costs incurred in connection with flights as such costs have already been captured through depreciation of the leased asset.

Note 15 - Vendor Service Reimbursement page F-25

58.
We note your response to prior comment 12; however, we require further clarification.  You indicate in your response that you accrue maintenance expense based upon engine hours flown and that prior to January 2009 and finalization of the termination agreement with your previous service provider, you had accrued but did not pay $1.9 million in maintenance expense based upon engine hours flown.  In this regard, please explain to us whether the maintenance services had already been provided to the company and if so, why the service provider was willing to forgive the $1.9 million.  Further, your response indicates that upon execution of a new maintenance service agreement, the company accrued $2.1 million for engine repair and maintenance costs during the fourth quarter of fiscal 2009.  Please explain to us of the $2.1 million maintenance expense accrued how much was related to maintaining the airplane for hours flown during and prior to the fourth quarter.  If a significant portion was related to maintaining the airplanes based on usage prior to the fourth quarter, then please explain why you believe your accounting treatment to reverse the expense in the third quarter was appropriate.  We may have further comment upon receipt of your response.

The Company follows the direct expense method of accounting for engine overhaul maintenance expense in accordance with FSP AUG AIR -1.  The Company recorded the expense as incurred which was determined by billings from the service provider.  The arrangement with and billings from the former service provider represented the provider's consideration of acceptance of risk, which upon termination of the arrangement in January 2009, no longer existed.  Accordingly, the $1.9 million payable to that former service provider was forgiven and reversed by the Company in the third quarter. Upon engagement of the successor provider and that provider's acceptance of risk, billings of $2.1M were received in the fourth quarter and the Company recorded such billings as maintenance expense.  This accounting is consistent with its policy of recording such expenses as they are incurred which as in the past has been determined by billings.

59.	Additionally, please tell us and revise future filings to disclose the method the company applies for planned major maintenance activities under FSP-AUG AIR-1 as required by paragraph 1 la of the FSP.

The Staff’s comments are noted.  The Company has revised its disclosure to state that planned major maintenance activities of airframes are accounted for under the deferral method, where the cost of the maintenance activity capitalized and amortized to expense over the estimated period until the next planned maintenance activity. Planned major engine overhauls are accounted for using the direct expense method where costs are expensed as engine maintenance is incurred.

Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009

Financial Statements, page 1
Notes to Condensed Consolidated Financial Statements, page 7
Note - 5 Subsequent Events, page 14

60.
We note your disclosure regarding the warrants issued in connection with the eight year management agreement for aircraft purchased by LW Air pursuant to the existing aircraft purchase agreement between the company and Piaggio America, Inc.  We also note that you will manage the aircraft for a monthly fee and that the agreement also allows the company to enter into short-term leases for the use of the aircraft at a specified dry lease rate per flight hour.  However, it is unclear to us based upon your existing disclosures the underlying economic reasons for why the company issued warrants in connection with the transaction.  In this regard, please explain to us in greater detail, the nature and terms of the transaction, including the business reasons underlying the issuance of the warrant to purchase 2,373,620 shares of the company common stock to the member of LW Air.  Also, tell us why you believe it is appropriate to account for the fair value of the warrants as a charge to cost of flight operations on a straight-line basis ratably over the term of agreement (rather than a reduction of revenue) and provide us with the accounting guidance you relied upon which supports the basis for your conclusions.

The Company issued warrants to Lorne Weil, a member of LW Air, as an inducement for LW Air to acquire four aircraft and enter into the arrangement in which the Company will manage the aircraft and lease the aircraft under hourly dry leases.  In substance, the transaction has been accounted for as an operating lease in accordance with ASC Topic 840 “Leases”.  The warrants are considered to be additional rents and will be added to the total rents to be recognized on a straight line basis over the eight year term.   Management fees to be earned by Avantair are minimal and ancillary to the overall transaction and will be offset against the rental payments made to LW Air.

61.
Furthermore, please tell us and revise your disclosure in future filings to disclose the fair value assigned to the warrants and the method used to estimate the fair value of the warrants, including the significant assumptions used.

As noted in our response to Comment #10 above, the Company has not completed its valuation of the warrants.  That valuation will be completed in connection with the preparation of the Company’s financial statements for the quarter ended December 31, 2009, and the Company will include disclosure in its Form 10-Q filing for that period regarding the warrant valuation.

Form 8-K dated November 16, 2009

62.
We note your presentation of EBITDA.  As originally requested in our prior comment 14, please revise future filings include a reconciliation (in tabular format) of this non-GAAP measure to the most closely related GAAP amount.  Further, we note that you use the measure income (loss) from operations as the most directly comparable GAAP financial measure to reconcile EBITDA; however, earnings is intended to mean net income as presented in the statements of operations under GAAP and therefore, measures that are calculated differently should be not characterized as EBITDA.  Refer to FR-65 and questions 14 and 15 of the staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003.  Please revise future filings accordingly.

The Staff's comment is noted.  The Company will revise future filings to include a reconciliation in tabular format of EBITDA to net income as presented in the statements of operations.

* * * * *

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Jamie Knox of DLA Piper LLP (US) at 212-335-4992 with any questions or comments regarding this letter.

Respectfully submitted, AVANTAIR, INC.

By:	/s/ Richard Pytak
Name:	Richard Pytak
Title:	Chief Financial Officer

Cc:	Michelle Lacko, Division of Corporation Finance Jamie Knox, Esq., DLA Piper LLP (US)